UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 16, 2016

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
7% Unsecured Bond

ITEM 3.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITYHOLDERS

First Supplemental Indenture

On November 16, 2016, GK Investment Holdings, LLC, a Delaware limited liability company, or the Company, entered into that certain First Supplemental Indenture, or the First Supplement, with UMB Bank, N.A., as trustee, or the Trustee. Direct Transfer LLC, as the holder of all issued and outstanding 7% unsecured bonds of the Company, or the Bonds, consented to the First Supplement. The First Supplement revises and clarifies terms of the Indenture by and between the Company and the Trustee and dated September 30, 2016, or the Indenture. The First Supplement revises the calculation of interest to be on the basis of a 365-day year, the interest accrual period to be the 15th of the month to the 14th of the following month, and the Form of Bond, among other revisions. The Form of Bond was revised to comport with revised terms of the First Supplement and to more specifically provide for the issuance of global bond certificates to Direct Transfer LLC and to the Depository Trust Company, or its nominee, Cede & Co.

The foregoing description of the First Supplement is a summary and is qualified in its entirety by the terms of the First Supplement, a copy of which is filed as Exhibit No. 3.1 to this Current Report on Form 1-U and incorporated by reference into this Item 3.

ITEM 9.	OTHER EVENTS

Exhibits

Exhibit No.	Description

3.1	First Supplemental Indenture between GK Investment Holdings, LLC and UMB Bank, N.A., as trustee, with the consent of Direct Transfer LLC, dated as of November 16, 2016

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK INVESTEMENT HOLDINGS, LLC

	By:	GK Development, Inc., an Illinois corporation

Dated: November 22, 2016		By: /s/ Garo Kholamian
Garo Kholamian
President and Sole Director

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Exhibit Index

Exhibit No.	Description

3.1	First Supplemental Indenture between GK Investment Holdings, LLC and UMB Bank, N.A., as trustee, with the consent of Direct Transfer LLC, dated as of November 16, 2016

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